August 31, 2006

Mr. Michael E. Lehman
Chief Financial Officer and Executive Vice President, Corporate Resources
Sun Microsystems, Inc.
4150 Network Circle
Santa Clara, California 95054

> **Re:** **Sun Microsystems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2005**
> **Filed September 13, 2005**
> **File No. 0-15086**

Dear Mr. Lehman:

The staff is continuing to evaluate the circumstances leading to your disclosures under Item 9B in your fiscal 2005 Form 10-K, filed on September 13, 2005. We understand from your previous response that you filed your 2005 Form 10-K with restated audited financial statements on the day following the decision of your audit committee that your previously issued financial statements should no longer be relied upon because they contained accounting errors. Please tell us who is authorized to conclude that previously issued financial statements can no longer be relied on because of an error in those financial statements and explain when, where, and how the company documented this authority. Please provide us with an analysis of the events that led to the September 12, 2005 audit committee's determination that your previously issued financial statements should no longer be relied on. Your analysis should include a timeline that addresses the following items:

1.   Identify when management initially became aware of potential accounting errors, and:

   a.   Describe how management became aware of the potential accounting errors. Identify the internal controls that resulted in their detection and the timing for identifying the deficiencies in internal controls. Explain why the errors were not detected during any "routine quarterly accounting review process" prior to the fourth quarter of 2005.

   b.   Describe the events and material discussions that occurred from that point to the time management realized that financial statement restatements were necessary, including the corresponding time frame during which those events and material discussions occurred.

  c. Explain the lapse of nearly 10 weeks between the date of your assessment of internal controls over financial reporting, when presumably the errors were identified, and management's determination, in consultation with the audit committee on September 12, 2005, that your prior financial statements required restatement. Also explain the lapse of nearly 7 weeks between the time you filed your press release on July 26, 2005 (alerting investors that prior financial statements may need to be restated), and management's determination, in consultation with the audit committee on September 12, 2005, that your prior financial statements required restatement.

2. Identify when the audit committee initially became aware of potential accounting errors, and:

  a. Describe the events and material discussions that occurred from that point to the time the audit committee decided that the financial statement restatements were necessary, including the corresponding time frame during which those events and material discussions occurred.

  b. If only certain audit committee members, rather than the full committee, were involved in the process of assessing the need to restate financial statements, explain the nature and timing of their involvement.

3. Describe the role, and related timing, of your independent auditor in detecting the accounting errors, communicating those errors to management and the audit committee (or any of its members individually), and in providing any advice to management or the audit committee regarding the need to restate prior financial statements. Did your independent auditor advise management and/or the audit committee (or any of its members individually) that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report or completed interim review related to any of the previously issued financial statements that were restated, and if so, when?

4. Explain how you were able to file audited restated financial statements on September 13, 2005 only one day after the audit committee determined that such restatements were necessary. Also:

  a. Identify when management directed the accounting staff to prepare the restated financial statements. Explain the role of management and the audit committee in that directive and the rationale for that directive.

  b. Tell us when you advised the independent auditor that restated financial statements were being prepared, when they began their audit work on the restatement, when they requested management representations related to the restated financial statements, and when you provided them with draft and final management representations.

Please provide us a written response within 10 business days from the date of this letter, and submit that response and any supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. To facilitate our review, please key your responses to our comments. Also, please understand that we may have additional comments after reviewing your responses.

If you have any questions concerning this letter, please contact the undersigned or Joel Levine, Associate Chief Accountant, at (202) 551-3400.

Sincerely,

Carol A. Stacey
Chief Accountant